02052490

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
SEP 6 - 2002
1086

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
9/1/02

For the month of Sept 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

PROCESSED
SEP 10 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [1]:

Company Name: Telesp Celular Participações S.A.							
Group and Related Persons	**(X) Board of Directors**		**( ) Management**		**( ) Audit Committee**	**( ) Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics (2)				Quantity	%	
						Same Class and Type	Total
Shares	Common				68	0.0000	0.0000
Shares	Preferred				2,126,791	0.0007	0.0005
Operations in the Month							
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	ABN AMRO	Direct Transfer	13	57		
Shares	Preferred	ABN AMRO	Direct Transfer	13	3		
Final Balance							
Securities / Derivatives	Securities Characteristics (2)				Quantity	%	
						Same Class and Type	Total
Shares	Common				125	0.0000	0.0000
Shares	Preferred				2,126,794	0.0007	0.0005

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [(1)]:

Company Name: Telesp Celular Participações S.A.							
Group and Related Persons	**( ) Board of Directors**		**(X) Management**		**() Audit Committee**	**() Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics (2)				Quantity	% Same Class and Type	% Total
Shares	Common				2	0,0000	0.0000
Shares	Preferred				2	0.0000	0.0000
Operations in the Month							
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Buy		0		
			Sell		0		
Final Balance							
Securities / Derivatives	Securities Characteristics (2)				Quantity	% Same Class and Type	% Total
Shares	Common				2	0.0000	0.0000
Shares	Preferred				2	0.0000	0.0000

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been inclnded in the Board of Directors), among others.

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ No. 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON SEPTEMBER 6, 2002

Attendance: Miguel António Igrejas Horta e Costa; Iriarte José Araújo Esteves; Carlos Manuel de Lucena e Vasconcellos Cruz; Zeinal Abedin Mohamed Bava; Paulo Jorge da Costa Gonçalves Fernandes; Francisco José de Azevedo Padinha; Gilson Rondinelli Filho; Eduardo Perestrelo Correia de Matos; Luis Manuel Pêgo Todo Bom; Norberto Veiga de Sousa Fernandes; Estanislau José Mata Costa; Guilherme Silvério Portela Santos; José Pedro Faria Pereira da Costa; Maria Paula de Almeida Martins Canais; Rui Manuel de Medeiros D'Espiney Patrício; Paulo José Soares; Antônio Gonçalves de Oliveira.

On September 6, 2002, at 4:00 p.m., at the Company's principal place of business, in the City of São Paulo, State of São Paulo, at Rua Abílio Soares, 409, the members of the Board of Directors of Telesp Celular Participações S/A met in a Extraordinary Meeting to resolve on the following Agenda: Ratification of an increase in the Company's capital stock, within the limits of its authorized capital, by means of the issuance, for private subscription, of new common shares and new preferred shares, including preferred shares underlying American Depositary Shares, in connection with the rights offering to the Company's existing shareholders that was authorized at an Extraordinary Meeting of the Board of Directors and the Audit Committee on June 28, 2002.

RESOLUTIONS TAKEN

The Chairman opened the meeting and presented the results of the pre-emptive rights offering to holders of the Company's common shares, preferred shares and American Depositary Shares that was authorized at an Extraordinary Meeting of the Board of Directors and the Audit Committee on June 28, 2002. The rights offering was fully subscribed, in the amount of seven hundred and thirteen billion four hundred and sixteen million five hundred and eighty thousand and sixty (713,416,580,060) new shares, consisting of two hundred and forty-nine billion two hundred and forty-four million eight hundred and sixty-eight thousand and two hundred and fifty-nine (249,244,868,259) new common shares and four hundred and sixty-four billion one hundred and seventy-one million seven hundred and eleven thousand and eight hundred and one (464,171,711,801) new preferred shares, and fully paid. As a result of the offering of seven billion nine hundred and seventy-eight million six hundred and forty-four thousand and nine hundred and eighty-two (7,978,644,982) preferred shares in a public auction at the São Paulo Stock Exchange on September 2, 2002 at an average price of R$ 3.9207 per one thousand shares, the proceeds of the rights offering increased by three million, three hundred and fifty-six thousand, seven hundred and twenty-two reais and ninety-nine centavos (R$ 3,356,722.99) to a total of two billion, five hundred million, three hundred and fourteen thousand, seven hundred and fifty-three reais and twenty centavos (R$ 2,500,314,753.20). Thereafter, the increase in the Company's capital stock from one billion eight hundred and seventy-three million three hundred and forty-six thousand seven hundred and sixteen reais and fifty-three centavos (R$ 1,873,346,716.53) to four billion three hundred and seventy-three million six hundred and sixty-one thousand four hundred and sixty-nine reais and seventy-three centavos (R$ 4,373,661,469.73), which is an overall increase of two billion five hundred million three hundred and fourteen thousand seven hundred and fifty-three reais and twenty centavos (R$ 2,500,314,753.20), upon issuance of seven hundred and thirteen billion four hundred and sixteen million five hundred and eighty thousand and sixty (713,416,580,060) new shares, consisting of two hundred and forty-nine billion two hundred and forty-four million eight hundred and sixty-eight thousand two hundred and fifty-nine (249,244,868,259) new common shares and four hundred and sixty-four billion one hundred and seventy-one million seven hundred and eleven thousand and eight hundred and one (464,171,711,801) new preferred shares, which are in all respects identical to existing common and preferred shares of the Company, was ratified by unanimous vote.

There being nothing further to be discussed, I, the Secretary, drew up these minutes, which were then read, checked and signed by the members of the Board of Directors.

São Paulo, September 6, 2002.

Miguel António Igrejas Horta e Costa
Chairman

Iriarte José Araújo Esteves
Vice Chairman

Carlos Manuel de Lucena e Vasconcellos Cruz
Vice Chairman

Zeinal Abedin Mohamed Bava
Board member

Paulo Jorge da Costa Gonçalves Fernandes
Board member

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ No. 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON SEPTEMBER 6, 2002

Francisco José de Azevedo Padinha
Board member

Gilson Rondinelli Filho
Board member

Eduardo Perestrelo Correia de Matos
Board member

Luis Manuel Pêgo Todo Bom
Board member

Norberto Veiga de Sousa Fernandes
Board member

Estanislau José Mata Costa
Board member

Guilherme Silvério Portela Santos
Board member

José Pedro Faria Pereira da Costa
Board member

Maria Paula de Almeida Martins Canais
Board member

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ No. 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON SEPTEMBER 6, 2002

Rui Manuel de Medeiros D'Espiney Patrício
Board member

Paulo José Soares
Board member

Antônio Gonçalves de Oliveira
Board member

Luis Fernando Amadeo de Almeida
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: September 6, 2002

By: [signature]

Name: Maria Paula Canais

Title: Investor Relations Director